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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20552

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                              Westco Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   957504103
                ------------------------------------------------
                                 (CUSIP Number)


         Gregg P. Goossens, 2121 S. Mannheim Road, Westchester, IL 60154
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               December 31, 1996
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the OTS. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                          ------------------------------
CUSIP NO. 957504103                                         Page 2 of 8 Pages
------------------------                          ------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gregg P. Goossens
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
   2                                                                   (b) |_|

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCES OF FUNDS*

            SC, PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                  |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
     NUMBER OF             7          SOLE VOTING POWER
      SHARES
   BENEFICIALLY                        114,390
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
--------------------------------------------------------------------------------
                           8          SHARED VOTING POWER

                                       20,250
--------------------------------------------------------------------------------
                           9          SOLE DISPOSITIVE POWER

                                       100,053
--------------------------------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER

                                       34,587
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           134,640 (The number reflects a 3 for 2 stock split distributed in
                   May 1996)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 957504103                                            Page 3 of 8 Pages
-------------------

ITEM 1:     Security and Issuer.
            -------------------

ITEM 1 (a): Title of Class of Securities

            Common Stock

ITEM 1 (b): Name and Address of the Principal Executive Office of the Issuer

            Westco Bancorp, Inc.
            2121 S. Mannheim Road
            Westchester, Illinois 60154

ITEM 2:     Identity and  Background.
            ------------------------

ITEM 2 (a): Name

            Gregg P. Goossens

ITEM 2 (b): Address

            Westco Bancorp, Inc.
            2121 S. Mannheim Road
            Westchester, Illinois 60154

ITEM 2(c):  Principal Occupation

            Executive Vice President
            Westco Bancorp, Inc.
            2121 S. Mannheim Road
            Westchester, Illinois 60154

            Executive Vice President
            First Federal Savings & Loan Association of Westchester 2121 S. Mannheim Road
            Westchester, Illinois 60154

ITEM 2(d):  Criminal Proceedings

            None



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CUSIP NO. 957504103                                            Page 4 of 8 Pages
-------------------

ITEM 2(e):  Civil Proceedings

            None

ITEM 2(f):  Citizenship

            United States


ITEM 3:     Source and Amount of Funds or Other Considerations.
            --------------------------------------------------

            The Reporting Person currently may be deemed beneficial owner of: 1) 17,625 shares purchased in the Conversion of First Federal Savings and Loan Association of Westchester ("First Federal") from mutual to stock form; 2) 19,086 shares purchased in the Conversion of First Federal from mutual to stock form through the Issuer's Profit Plan and Trust; 3) 4,050 shares purchased in the open market; 4) 18,750 shares beneficially owned by the Reporting Person's wife; 5) 1,500 shares beneficially owned by the Reporting Person as custodian for his daughter; 6) 2,112 received by the Reporting Person under the Issuer's Profit Plan and Trust since the Conversion which are purchased quarterly by the plan trustee; 7) 4,416 unvested shares awarded pursuant to the First Federal Recognition and Retention Plan and Trust (the "RRP"); 8) 13,020 vested shares received pursuant to the RRP; 9) 14,337 shares allocated to him under the Issuer's Employee Stock Ownership Plan; 10) 29,244 shares awarded pursuant to options granted by the Issuer that are exercisable or exercisable within 60 days of this filing; and 11) 10,500 obtained through the exercise of options with personal funds totalling $70,000.

            The 4,050 shares purchased on the open market were purchased with $16,250 of personal funds on January 22, 1993, and with $24,300 of personal funds on October 19, 1993, and with $10,125 of personal funds on January 20, 1994.

            The numbers reflect a 3 for 2 stock split distributed in May 1996.

ITEM 4:     Purpose of Transaction.
            ----------------------

ITEM 4(a): The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            None




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CUSIP NO. 957504103                                            Page 5 of 8 Pages
-------------------

ITEM 4(b):  An   extraordinary   corporate   transaction,   such   as  a merger,
            reorganization or liquidation, involving the issuer or any of its subsidiaries;

            None

ITEM 4(c): A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            None

ITEM 4(d): Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

            None

ITEM 4(e): Any material change in the present capitalization or dividend policy of the issuer;

            None

ITEM 4(f): Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

            None

ITEM 4(g): Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            None

ITEM 4(h): Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            None



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CUSIP NO. 957504103                                            Page 6 of 8 Pages
-------------------

ITEM 4(i): A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            None

ITEM 4(j):  Any action similar to any of those enumerated above.

            None

Mr. Goossens is Executive Vice President of the issuer and, in such position, Mr. Goossens is considered to be a controlling person of the issuer. He has responded to this Section 4 in his individual capacity and not in his fiduciary capacity as the executive vice president.

ITEM 5:     Interest in Securities of the Issuer.
            ------------------------------------

ITEM 5(a): Mr. Goossens is the beneficial owner of 134,640 shares representing 5.2% of the shares outstanding as of February 14, 1997.

ITEM 5(b):  114,390 Sole Voting Power
            20,250 Shared Voting Power
            100,053 Sole Dispositive Power
            34,587 Shared Dispositive Power


ITEM 5(c): Mr. Goossens has engaged in the following transactions in the issuer's stock of which he is the beneficial owner in the last 60 days:

            None

            Mr. Goossens became a 5% beneficial owner of the issuer as a result of shares allocated from the Issuer's Employee Stock Ownership Plan as of December 31, 1996.

ITEM 5(d): Mr. Goossens' wife has the right to receive and the power to direct the receipt of any dividends from or proceeds from the sale of 18,750 of the shares beneficially owned by Mr. Goossens.

            Mr. Goossens' daughter has the right to receive any dividends from or proceeds from the sale of 1,500 of the shares beneficially owned by Mr. Goossens.

ITEM 5(e):  N/A

CUSIP NO. 957504103                                            Page 7 of 8 Pages
-------------------



ITEM 6:    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

            None

ITEM 7:     Exhibits.
            --------

            None

CUSIP NO. 957504103                                            Page 8 of 8 Pages
-------------------


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





March 21, 1997                               /s/ Gregg P. Goossens
------------------------                     ------------------------------
Date                                         Signature